

Mail Stop 4631

August 21, 2015

Via e-mail
Joseph B. Armes
Chief Executive Officer
CSW Industrials, Inc.
5400 Lyndon B. Johnson Freeway
Suite 1300
Dallas Texas, 75240

       Re: CSW Industrials, Inc.
             Amendment No. 2 to Form 10-12B
             Filed August 11, 2015
             File No. 001-37454

Dear Mr. Armes:

We have reviewed your filing and have the following comments.

Exhibit 99.1

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X. Additionally, please update your pro forma financial statements as required by Rule 11-02(c) of Regulation S-X.

You may contact Dale Welcome at (202)551-4413 or Kevin Stertzel at (202)551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: R. Scott Cohen (*via e-mail*)
       Jones Day